EXHIBIT 2

                                  Press Release

                    THE SMITHFIELD COMPANIES, INC. ENGAGED IN
                       EXCLUSIVE MERGER NEGOTIATIONS WITH
                             SMITHFIELD FOODS, INC.


         PORTSMOUTH, VA, April 26, 2001 - The Smithfield Companies, Inc. (OTC:HAMS) today announced that it is engaged in negotiations with Smithfield Foods, Inc. regarding the possible acquisition of The Smithfield Companies by Smithfield Foods at a price payable in cash of $8.50 per share of The Smithfield Companies' common stock. The Smithfield Companies emphasized that there can be no assurance that a transaction at that price, or any price, will ultimately occur.

         In connection with the negotiations, the parties have entered into an exclusivity agreement, under which they have agreed to negotiate in good faith regarding a potential acquisition, and The Smithfield Companies has agreed that for the next twenty days it will negotiate exclusively with Smithfield Foods regarding a potential acquisition.

         Any acquisition transaction would be subject to satisfactory completion of Smithfield Foods' due diligence, negotiation and execution of a definitive merger agreement, and customary closing conditions, including the approval of the holders of more than two-thirds of the outstanding shares of common stock of The Smithfield Companies. Smithfield Foods has, since 1991, been the owner of shares of common stock of The Smithfield Companies which currently represent approximately 20 percent of the outstanding shares.

         The Smithfield Companies, Inc. is a holding company producing specialty food products through its operating units including The Smithfield Ham and Products Co., V. W. Joyner & Co., Pruden Packing Co., E. M. Todd Co. and Williamsburg Foods.

         With annual sales of $5.2 billion, Smithfield Foods is the leading processor and marketer of fresh pork and processed meats in the United States, as well as the largest producer of hogs.

         This news release may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning the companies' outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements.